FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2019

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Takeda to Host Plasma-Derived Therapies Day in Covington, Georgia
99.1	Takeda PDT Day 2019 Presentation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: November 15, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Takeda Information

Takeda to Host Plasma-Derived Therapies Day in Covington, Georgia

Osaka, JAPAN, November 15, 2019 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) will host a Plasma-Derived Therapies (PDT) Day on November 15, 2019 in Covington, Georgia from 11:15 a.m. to 3:45 p.m. EST (November 16, 2019, 1:15 a.m. to 5:45 a.m. JST).

The event will include a presentation of Takeda’s PDT R&D strategy and plans. The English presentation material is attached. Also, a webcast of the PDT Day will be made available on the FY19 Special IR Events section at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2019/.

Takeda will host a combined R&D Day and PDT Day on November 21, 2019 in Tokyo, from 11:00 a.m. to 5:00 p.m. JST, for investors and analysts. On this day at 10:40 a.m., the Japanese and English language versions of the R&D Day presentation and PDT Day presentation, which include contents that were presented in New York on November 14 and in Covington on November 15, respectively, will be made available.

# # #

4